# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEDIROM Healthcare Technologies Inc., CIK 0001819704
CUSIP: 58510H103
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0001836369
Persons authorized to receive notices and communications: Kouji Eguchi c/o COZY LLC, 3-5-1 Itabashi #1504, Itabashi-ku, Tokyo, Japan (M0), 173-0004, 81 (90) 1847-3740

## Reporting persons
- Kouji Eguchi (CIK 0001836369): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); member of a group; source of funds: personal funds (PF); sole voting power 2,031,558; shared voting power 0; sole dispositive power 2,031,558; shared dispositive power 0; aggregate amount beneficially owned 2,031,558 (25.11% of the class)
  Comment: With respect to rows 7, 9, and 11 immediately above, the aggregate amount of shares beneficially owned by Kouji Eguchi reflects (i) 1,797,515 Common Shares, no par value per share (the "Common Shares"), of the Issuer held by Mr. Eguchi, (ii) 22,543 American Depositary Shares of the Issuer, each representing one Common Share (the "ADSs"), held by COZY LLC, a limited liability company (godo kaisha) organized under the laws of Japan that is wholly owned and controlled by Mr. Eguchi ("COZY"), (iii) an aggregate of 186,500 Common Shares that may be issued upon exercise of stock options held by Mr. Eguchi that are exercisable within 60 days from the date hereof, and (iv) 25,000 Common Shares held by COZY.
  
  With respect to row 13 immediately above, the percentage is based on (i) 7,901,950 Common Shares issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K for the period ended June 30, 2025, filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on October 21, 2025, and (ii) 186,500 Common Shares that may be issued upon exercise of stock options held by Mr. Eguchi that are exercisable within 60 days from the date hereof, which are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by Mr. Eguchi.
- COZY LLC: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); member of a group; source of funds: working capital (WC); sole voting power 47,543; shared voting power 0; sole dispositive power 47,543; shared dispositive power 0; aggregate amount beneficially owned 47,543 (0.6% of the class)
  Comment: With respect to rows 7, 9, and 11 immediately above, the aggregate amount of shares beneficially owned by COZY reflects (i) 22,543 ADSs of the Issuer held by COZY and (ii) 25,000 Common Shares held by COZY.
  
  With respect to row 13 immediately above, the percentage is based on 7,901,950 Common Shares issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K for the period ended June 30, 2025, filed by the Issuer with the SEC on October 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: MEDIROM Healthcare Technologies Inc.
Address of issuer's principal executive offices: 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Comment:
This amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the SEC on January 25, 2023 (as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on September 2, 2025, the "Schedule 13D"), relating to the Common Shares of the Issuer. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

This Amendment No. 2 is being filed to update the number of common shares beneficially owned by Kouji Eguchi and the aggregate percentage of the Issuer's Common Shares beneficially owned by Mr. Eguchi to reflect Mr. Eguchi's (i) grant of stock options to purchase 36,500 common shares at an exercise price of $1.74, which options were granted to Mr. Eguchi on July 18, 2025, become exercisable on July 18, 2026, and expire on July 17, 2030; and (ii) the transfer of 79,945 common shares to an unrelated third party for no consideration on August 27, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Kouji Eguchi beneficially owns an aggregate of 2,031,558 Common Shares, representing 25.11% of the outstanding Common Shares.

For purposes of this Statement, Mr. Eguchi has assumed that the total number of the Issuer's issued and outstanding Common Shares is 8,088,450, which is based on (i) 7,901,950 Common Shares issued and outstanding as of June 30, 2025, as reported in the Issuer's Form 6-K for the period ended June 30, 2025, filed by the Issuer with the SEC on October 21, 2025, and (ii) 186,500 Common Shares that may be issued upon exercise of stock options held by Mr. Eguchi that are exercisable within 60 days from the date hereof, which are deemed to be outstanding for the purpose of computing the percentage of outstanding securities owned by Mr. Eguchi.

COZY beneficially owns an aggregate of 47,543 Common Shares, representing 0.60% of the outstanding Common Shares. As COZY is 100% owned by Mr. Eguchi, he has sole voting and dispositive power over these Common Shares and is deemed to be the beneficial owner of the Common Shares held by COZY.

For purposes of this Statement, COZY has assumed that the total number of the Issuer's issued and outstanding Common Shares is 7,901,950, as reported in the Issuer's Form 6-K for the period ended June 30, 2025, filed by the Issuer with the SEC on October 21, 2025.

The Reporting Person is also the holder of one Class A Share of the Issuer. The Issuer has one Class A Share issued and outstanding as of the date of this Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) immediately above.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On August 27, 2026, Mr. Eguchi transferred 79,945 common shares to an unrelated third party for no consideration.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated as follows:

The relationships between the Reporting Persons described in Items 2 and 5(a) above are incorporated herein by reference.

In addition, Kouji Eguchi holds 186,500 stock options of the Issuer, granting Mr. Eguchi the right to purchase up to 186,500 Common Shares as detailed below.

Total Total Number
Number of of Common
End of Exercise Stock Shares
Beginning of Exercise Price Options Underlying
Grant Date Exercise Period Period (per share) Granted Stock Options
10/30/2020 10/1/2021 9/30/2026 JPY 2,000 150,000 150,000
7/18/2025 7/18/2026 7/17/2030 $ 1.74 36,500 36,500

The stock options held by Mr. Eguchi granted in July 2025 may only be exercised upon the achievement of certain revenue targets by the Issuer, which are set forth in more detail in the 11th Series Stock Option Allotment Agreement, a copy of which is attached hereto as Exhibit 99.3 (the "11th Series Option Agreement"). The foregoing description of the stock options is a summary only and does not purport to be complete and is qualified in its entirety by the full text of the 8th Series Stock Option Allotment Agreement, a copy of which is attached hereto as Exhibit 99.2, and the 11th Series Option Agreement, which together are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2* 8th Series Stock Option Allotment Agreement, dated October 15, 2020, between the Issuer and Kouji Eguchi [English Translation] (incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Schedule 13D filed with the SEC on September 2, 2025).

99.3*11th Series Stock Option Allotment Agreement, dated July 7, 2025, between the Issuer and Kouji Eguchi [English Translation] (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Schedule 13D filed with the SEC on September 2, 2025).

99.4*Share Transfer Agreement, dated August 27, 2026.

*Certain personally identifiable information in this exhibit was omitted pursuant to Item 601(a)(6) of Regulation S-K by means of redacting a portion of the text and replacing it with [***].

## Signatures
- Kouji Eguchi: /s/ Kouji Eguchi, Kouji Eguchi (08/28/2026)
- COZY LLC: /s/ Kouji Eguchi, Kouji Eguchi, Managing Member (08/28/2026)